UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   COLLINS, DUANE E
   PARKER HANNIFIN CORPORATION
   6035 PARKLAND BOULEVARD
   CLEVELAND, OH  44124
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   September 30, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT AND CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common stock               |      |    | |                  |   |           |22,493.53(1)       |I     |(1)                        |
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Common stock               |      |    | |                  |   |           |48,856             |D     |                           |
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                           |      |    | |                  |   |           |41,850             |I     |Wife                       |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option to buy         |$12.222 |9/7/9|M   | |40,500(2)  |D  |2/1/9|1/31/|Common stock|40,500(|(3)    |0(4)        |D  |            |
                      |        |9    |    | |           |   |1    |00   |            |2)     |       |            |   |            |
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Option to buy         |$45.00  |8/11/|A   |V|34,200     |A  |8/11/|8/10/|Common stock|34,200 |(5)    |34,200(4)   |D  |            |
                      |        |99   |    | |           |   |00   |09   |            |       |       |            |   |            |
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Option to buy         |$45.00  |8/11/|A   |V|34,200     |A  |8/11/|8/10/|Common stock|34,200 |(5)    |34,200(4)   |D  |            |
                      |        |99   |    | |           |   |01   |09   |            |       |       |            |   |            |
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Phantom Stock Units   |1-for-1 |     |    | |           |   |     |     |            |       |       |2103.966(6) |I  |(6)         |
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Phantom Stock Units   |1-for-1 |9/07/|M(7)| |29,439(2)  |A  |     |     |Common stock|29,439 |(7)    |29,439      |I  |(7)         |
                      |        |99   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Parker Retirement Savings Plan, as of June 30, 1999, the latest date for which information is available.
(2) "Pyramid" stock option exercise resulting in net acquisition of 29,439 "phantom" shares (see footnote7).
(3) Granted under the Corporation's Employee Stock Option Plan in a transaction exempt under Rule 16b-3.
(4) Mr. Collins also owns 507,310 additional options which were granted pursuant to the Corporation's Employee
Stock Option Plans, at various exercise prices and expiration dates, as previously reported.
(5) Granted under the Corporation's 1993 Employee Stock Incentive Program in a transaction exempt under Rule
16b-3.
(6) Savings Restoration Plan, as of June 30, 1999, the latest date for which information is available.
(7) "Phantom" shares allocated upon "pyramid" exercise of a stock option pursuant to the Corporation's Stock
Option Deferral Plan in a transaction exempt under Rule
16b-3.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
October 11, 1999